[redacted]

12010371

Mail Processing Section

FEB 28 2012

Washington, DC
123

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

3/21/12

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45163

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wm Smith & Co

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Lincoln Street, Suite 2545
(No. and Street)

Denver	Colorado	80203
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William S. Smith (303) 831-9696
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ehrhardt Keefe Steiner & Hottman PC
(Name – *if individual, state last, first, middle name*)

7979 East Tufts Avenue, Ste 400	Denver	Colorado	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, William S. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wm Smith & Co, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LINDA J.M. SCHLIEBE NOTARY PUBLIC STATE OF COLORADO

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WM SMITH & COMPANY

Table of Contents

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors
Wm Smith & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Wm Smith & Company (the "Company") as of December 31, 2011 and the related statement of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Wm Smith & Company as of December 31, 2010 were audited by other auditors whose report dated February 7, 2011 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wm Smith & Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the accompanying Schedule I required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for the purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

WM SMITH & COMPANY

Statement of Financial Condition
December 31, 2011

Assets

Assets	
Cash and cash equivalents	$ 661,291
Marketable securities owned	1,711,085
Non-marketable securities owned	511,234
Due from clearing broker	39,409
Due from stockholders and affiliate	563,807
Prepaid expenses	61,047
Other receivables	26,740
Deposits	10,496
Property and equipment, net of accumulated depreciation of $222,280	39,615
Total assets	$ 3,624,724

Liabilities and Stockholders' Equity

Liabilities	
Accrued liabilities	$ 192,907
Due to stockholders and affiliate	2,710
Total liabilities	195,617
Commitments and contingencies	
Stockholders' equity	
Common stock, $0.20 par value; 6,000,000 shares authorized, 50,000 shares issued and outstanding	10,000
Additional paid-in capital	711,500
Retained earnings	2,707,607
Total stockholders' equity	3,429,107
Total liabilities and stockholders' equity	$ 3,624,724

See notes to financial statements.

WM SMITH & COMPANY

Statement of Operations
For the Year Ended December 31, 2011

Revenues	
Commissions	$ 1,148,448
Investment banking revenue	1,895,222
Total commissions and investment banking revenue	3,043,670
Investment losses	(589,713)
Other income	27,014
Total revenues	2,480,971
Expenses	
Employee compensation and benefits	2,337,682
Other operating expenses	1,025,883
Clearing expenses	225,312
Depreciation	12,703
Total expenses	3,601,580
Net loss	$ (1,120,609)

See notes to financial statements.

WM SMITH & COMPANY

Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
	Shares	Amount			
Balance - December 31, 2010	50,000	$ 10,000	$ 86,500	$ 4,478,216	$ 4,574,716
Stockholder distributions	-	-	-	(650,000)	(650,000)
Stockholder contributions	-	-	625,000	-	625,000
Net income	-	-	-	(1,120,609)	(1,120,609)
Balance - December 31, 2011	50,000	$ 10,000	$ 711,500	$ 2,707,607	$ 3,429,107

See notes to financial statements.

WM SMITH & COMPANY

Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (1,120,609)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	12,703
Investment losses	589,713
Changes in assets and liabilities	
Marketable and non-marketable securities owned	(102,372)
Due from clearing broker	1,005,585
Other receivables	424,424
Due from stockholders and affiliate	(70,286)
Prepaid expenses	24,241
Accrued liabilities	(103,557)
Due to stockholders and affiliate	(356,932)
	1,423,519
Net cash provided by operating activities	302,910
Cash flows from investing activities	
Purchase of property and equipment	(16,232)
Net cash used in investing activities	(16,232)
Cash flows from financing activities	
Stockholder distributions	(650,000)
Stockholder contributions	625,000
Net cash used in financing activities	(25,000)
Net increase in cash	261,678
Cash and cash equivalents - beginning of year	399,613
Cash and cash equivalents - end of year	$ 661,291

Supplemental disclosure of cash flow information:

Cash paid for interest for the year ended December 31, 2011 was $8,279.

See notes to financial statements.

WM SMITH & COMPANY

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

Wm Smith & Company, an S corporation, dba Wm Smith Securities Company (the "Company") is a broker registered with the Securities and Exchange Commission ("SEC") and dealer in securities under the Securities Exchange Act of 1934. The Company was incorporated in 1992, became licensed as a broker-dealer, and commenced operations in 1993. As a member of the Financial Industry Regulatory Authority, the Company provides brokerage services to customers throughout the United States and acts as an investment banker, both on a participating and primary basis, on securities public offerings and private placements.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer. The Company's clearing broker is Penson Financial Services, Inc. ("Penson"). Penson carries all of the accounts of customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Cash and Cash Equivalents

The Company reports all highly liquid instruments purchased with an original maturity of three months or less as cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests.

The Company maintains a $100,000 deposit with Penson to offset certain risks assumed by Penson related to the clearing and settling of securities and cash transactions on behalf of the Company. This deposit is included in cash and cash equivalents.

Securities Owned

Marketable securities owned are recorded at estimated fair value. The difference between cost and estimated fair value is recognized in income as investment gains or losses. Securities owned consist of equity securities of publicly traded companies, as well as investments in private investment funds.

Non-marketable securities include investment securities for which there is no market on a securities exchange or no independent publicly quoted market. The difference between cost and estimated fair value is recognized in income as investment gains or losses.

Generally, non-marketable securities are stated at estimated fair market value, which is determined by an assessment of the individual holdings of the private investment fund or at cost, adjusted for earnings, which management believes approximates fair value. The fair values of private investment funds are based upon the market value of the portfolio of investments held or the value determined by the fund manager for new investment into the fund.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Due from Clearing Broker and Other Receivables

Amounts due from the clearing broker are recorded as trades and are executed on a trade-date basis. The Company has not provided a reserve for uncollectible accounts, as management believes all receivables are fully collectible.

Commission and Investment Banking Revenue

The Company recognizes revenue and expenses related to brokerage services on a trade-date basis. Investment banking revenue is earned when the related offering is completed, net of related expense. Investment banking revenue includes sales concessions, which are recorded on the settlement date.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and securities owned. The Company places its temporary cash and cash equivalents with what management believes are high-credit, quality financial institutions. Securities owned consist primarily of marketable equity securities and non-marketable equity securities.

Securities transactions are initiated on a fully disclosed basis with Penson. Under the terms of the clearing agreement, the Company is ultimately responsible for the executing of transactions and the contractual obligations thereunder. In conjunction with the clearing broker, the Company seeks to control the risks of activities and is required to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily, and, pursuant to such guidelines, the Company may be required to deposit additional collateral or reduce positions when necessary.

The Company is engaged in various trading and brokerage activities where counterparties primarily include broker-dealers, banks, and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Market risk arises due to fluctuations in interest rates and market prices that may result in changes in the values of trading instruments. The Company manages its exposure to market risk resulting from trading activities through its risk management function.

During 2011, three customers accounted for 58% of commissions revenue, and five customers accounted for 77% of investment banking revenue.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided by utilizing straight-line method over the estimated useful lives of the assets, ranging from three to five years.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, receivables, prepaid expenses, accrued expenses, and amounts to stockholders approximated fair value at December 31, 2011 because of the relatively short maturity of these instruments.

Income Taxes

The Company has elected to be treated as an S corporation for income taxes purposes. Accordingly, taxable income and losses of the Company are reported on the income tax returns of the Company's stockholders, and no provision for income taxes has been recorded in the accompanying financial statements.

The Company applies a more-likely-than-not recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. If taxing authorities were to disallow any tax positions taken by the Company, the additional income taxes, if any, would be the responsibility of the stockholders. Accordingly, there would be no effect on the Company's financial statements.

If incurred, interest and penalties associated with tax positions are recorded in the period assessed as other operating expenses. No interest or penalties have been assessed as of December 31, 2011. The Company's information returns for tax years subject to examination by tax authorities include 2007 and 2008 through the current period for state and federal tax reporting purposes, respectively.

Comprehensive Income

Comprehensive income represents all changes in stockholders' equity, exclusive of transactions with owners, such as capital investments and distributions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Subsequent Events

The Company has evaluated all subsequent events through February 24, 2012, the date the financial statements were available for issuance. No events require disclosure based upon this evaluation.

Note 2 - Securities Owned

At December 31, 2011, marketable securities owned consist of trading and investment securities measured at fair value as follows:

Equities	$ 1,448,499
Fixed income bonds and related warrant rights	262,586
	$ 1,711,085

Non-marketable securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At December 31, 2011, these securities measured at fair value consist of the following:

Limited liability companies	$ 501,234
Corporations	10,000
	$ 511,234

Note 3 - Fair Value Measurements

Accounting Standards Codification Topic 820 establishes a hierarchal disclosure framework that prioritizes and ranks the level of market price observability used in measuring financial assets at fair value. Market price observability is impacted by a number of factors, including the type of investment and the characteristics specific to the investment.

Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Investments measured on a recurring basis and reported at fair value are classified and disclosed in one of the following categories:

Level 1: Quoted prices are available in active markets for identical investments as of the reporting date. The type of investment included in Level 1 for the Company includes marketable securities owned, comprised of listed equities.

Level 2: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are included in this category for the Company include marketable securities owned, comprised of corporate bonds and related warrant rights.

Note 3 - Fair Value Measurements (continued)

Level 3: Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments that are included in this category include non-marketable securities owned, comprised of limited partnership interests in corporate and private equity funds.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. These classifications (Levels 1, 2, and 3) are intended to reflect the observability of inputs used in the valuation of investments and are not necessarily an indication of risk or liquidity.

The following table sets forth by level, within the fair value hierarchy, the Company's investment assets measured on a recurring basis at fair value as of December 31, 2011:

Description	Level 1	Level 2	Level 3	Total
Marketable securities owned				
Technology	$ 995,052	$ -	$ -	$ 995,052
Service	183,360	-	-	183,360
Textiles	166,470	-	262,586	429,056
Transportation	95,852	-	-	95,852
Health and welfare	7,765	-	-	7,765
Non-marketable securities owned				
Medical	-	-	237,019	237,019
Food retail	-	-	159,000	159,000
Air transportation	-	-	76,859	76,859
Investment	-	-	38,356	38,356
Total	$ 1,448,499	$ -	$ 773,820	$ 2,222,319

Note 3 - Fair Value Measurements (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended December 31, 2011:

	Marketable Securities Owned	Non-Marketable Securities Owned	Total
Beginning balance	$ 269,395	$ 580,331	$ 849,726
Total gains or losses (realized/unrealized)			
Included in earnings	(6,809)	(86,597)	(93,406)
Purchases, issuances and settlements	-	17,500	17,500
Transfers out of Level 3	-	-	-
Ending balance	$ 262,586	$ 511,234	$ 773,820

Note 4 - Related Party Transactions

Under an arrangement between the Company and Wm Smith Special Opportunities Research Company ("WSSOR"), a company under common control, WSSOR sells research products to customers who agreed to place a specified level of security trades with the Company. WSSOR has its own research department. During the year ended December 31, 2011, the Company paid WSSOR $720,000 for research provided to the Company. Additionally, the Company received $154,907 in identifiable commission revenue related to companies upon which WSSOR provides the research reports.

The Company shares all of its employees with WSSOR. Direct and shared expenses paid by the Company on behalf of WSSOR are billed back to WSSOR. Shared expenses between WSSOR and the Company are allocated to the Company based on management's estimate of the proportionate benefit to WSSOR and the Company. The Company allocated to WSSOR shared expenses totaling $779,074 for the year.

As of December 31, 2011, amounts receivable from WSSOR totaled $41,637, which are reflected in amounts due from stockholders and affiliate.

Additionally, there are amounts due from stockholders for various expenses paid on their behalf. As of December 31, 2011, amounts receivable from stockholders totaled $522,170 and are reflected in amounts due from stockholders and affiliate.

Note 5 - Minimum Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital balance of 6 2/3% of aggregate indebtedness, as defined, or $100,000. At December 31, 2011, the Company had net capital of $1,698,631, which exceeded the minimum net capital requirement. Net capital may fluctuate on a daily basis. Additionally, SEC Rule 15c3-1 requires that the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company's net capital ratio was 0.115 to 1 as of December 31, 2011.

Note 6 - Commitments and Contingencies

Operating Leases

The Company leases facilities and equipment under non-cancelable operating leases. Rent expense for the year ended December 31, 2011 was $140,197.

Future minimum lease payments under these leases are approximately as follows:

Year Ending December 31,		
2012	$	132,907
2013		137,387
2014		141,867
2015		121,333
	$	533,494

ACCOMPANYING INFORMATION

WM SMITH & COMPANY

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2011

Net Capital

Stockholders' equity	$ 3,429,107
Deductions	
Securities - certain marketable and non-marketable securities	773,839
Due from stockholders	563,807
Haircuts on securities	281,672
Prepaid expenses	61,047
Property and equipment	39,615
Deposits	10,496
Total deductions	1,730,476
Net capital	$ 1,698,631

Aggregate Indebtedness

Total aggregate indebtedness	$ 195,617

Computation of Basic Net Capital Requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 13,041
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above amounts)	$ 100,000
Excess net capital	$ 1,598,631
Aggregate indebtedness to net capital	0.115

There is no difference from the Company's computations included in its Part II of Form X-17A-5 as of December 31, 2011 and the audited computation above.

The computation for determining the Company's reserve requirements in the Company's Form X-17A-5 (FOCUS Report, Part II), as of December 31, 2011 does not differ materially from the above presentations.

WM SMITH & COMPANY

Schedule II - Exemption Claimed from the Provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934 as of December 31, 2011

Exemption is claimed from the provisions of Rule 15c3-3 of the Securities and Exchange Commission under Section 153-3(k)(2)(ii), since, as an introducing broker and dealer, the Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E.Tufts Avenue, Suite 400

Denver, Colorado 80237-9718

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
Wm Smith & Company
Denver, Colorado

In planning and performing our audit of the financial statements and of Wm Smith & Company (the "Company") as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

• DENVER • FORT COLLINS • BOULDER •
www.EKSH.com

Board of Directors
Wm Smith & Company

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

EKS&H
EHRHARDT • KEEFE
STEINER • HOTTMAN PC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

7979 E. Tufts Avenue, Suite 400
Denver, Colorado 80237-9718
P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17A-5

Board of Directors
Wm Smith & Company
Denver, Colorado

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Wm Smith & Company (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

Board of Directors
Wm Smith & Company

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 27, 2012
Denver, Colorado

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045163 FINRA DEC
WM SMITH & CO 21*21
1700 LINCOLN ST STE 2545
DENVER CO 80203-4530

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Lee Poelma (303) 831-9696

2. A. General Assessment (item 2e from page 2)		$ 7,296
B. Less payment made with SIPC-6 filed (exclude interest) 07/21/2011 Date Paid		(5,739)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		1,557
E. Interest computed on late payment (see instruction E) for______days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 1,557
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 1,557	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wm Smith & Co
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

William S. Smith
(Title)

Dated the 24th day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,490,402
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	16
(7) Net loss from securities in investment accounts.	616,167
Total additions	616,183
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	238,995
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	26,455
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ________ (Deductions in excess of $100,000 require documentation)	(86,597)
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 9,427	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ________	
Enter the greater of line (i) or (ii)	9,427
Total deductions	188,280
2d. SIPC Net Operating Revenues	$ 2,918,305
2e. General Assessment @ .0025	$ 7,296
	(to page 1, line 2.A.)

Wm Smith & Co.

WM SMITH & COMPANY
DBA WM SMITH SECURITIES

Financial Statements
and
Independent Auditors' Report
December 31, 2011

EKS&H

EHRHARDT • KEEFE
STEINER • HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS